Concordia Healthcare Announces Launch of First Pipeline Product, and Positive

Amendment to Earn-out Terms of AMCo Agreement

– Launch demonstrates organic growth potential of newly acquired AMCo platform –

OAKVILLE, ON – November 23, 2015 – Concordia Healthcare Corp. (“Concordia” or the “Company”) (NASDAQ: CXRX) (TSX: CXR) announced today that Amdipharm Mercury Limited (“AMCo”) has launched Nefopam, a generic version of Accupan. Nefopam is a non-narcotic painkiller for the treatment of persistent pain that is not being controlled by other painkillers such as paracetamol or aspirin.

“When we acquired AMCo, we identified its deep pipeline as a valuable asset to accelerate Concordia’s organic growth,” said Mark Thompson, Concordia’s Chairman and Chief Executive Officer. “Nefopam’s launch, which should be the first of approximately 60 product launches we intend to initiate over the next three years, demonstrates that potential and further diversifies our international portfolio of therapeutics.”

Concordia completed its acquisition of U.K.-based speciality pharmaceutical company AMCo on October 21, 2015.

Nefopam is the first generic to market in the United Kingdom in a drug class growing at approximately five per cent annually. According to IMS, the total non-narcotic painkiller market in the U.K. is approximately US$620 million annually. Nefopam is a non-narcotic analgesic that provides effective pain relief in many types of acute or chronic pain such as after surgery, dental pain, muscular pain (including after trauma) and pain associated with cancer.

Concordia also announced today that it has entered into an amendment to the agreement for the sale and purchase of AMCo between the Company, Cinven1, and certain other sellers, pursuant to which the parties have agreed to provide Concordia with the option, which can be exercised by Concordia in whole but not in part prior to September 30, 2016, to defer the payment of one half of the earn-out payment owing to the sellers to February 1, 2017, with such deferred amount, if the option is exercised by Concordia, to accrue interest daily at a rate of eight per cent per annum on the basis of a 365-day year from (and including) November 1, 2016 to (and including) February 1, 2017.

“We are pleased to work with our largest shareholder, Cinven, to provide Concordia with maximum flexibility to direct our cash from operations,” added Mark Thompson.

About Concordia

Concordia is a diverse, international pharmaceutical company focused on legacy pharmaceutical products and orphan drugs. The Company has a strong international footprint with sales in more than 100 countries, and has a diversified portfolio of more than 200 well-established off-patent molecules. Concordia also markets orphan drugs through its Orphan Drug Division, currently consisting of Photofrin® for the treatment of certain rare forms of cancer, which is currently undergoing testing for potential new indications.

Concordia operates out of facilities in Oakville, Ontario; Bridgetown, Barbados; Roanoke, Virginia; London, England; and Mumbai, India. Pinnacle Biologics, Inc. is located in Chicago, Illinois.

Notice regarding forward-looking statements:

This press release includes forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995 and forward-looking information within the meaning of Canadian securities laws, regarding Concordia and its business, which may include, but are not limited to, the growth of Concordia, organic growth and the sources thereof, rate of organic growth, the stability of Concordia’s business (including, without limitation, with respect to its business in certain jurisdictions), the diversification of the Company’s product portfolio, the intention to launch products, success of product launches, growth of drug classes, the deployment of the deferred earn-out payment, the exercise by Concordia of the option to defer a portion of the earn-out payment, the performance of Concordia’s products, the effectiveness of Concordia’s products to treat certain diseases, the revenue-generating capabilities and/or potential of Concordia’s assets, the continued and/or expected profitability of Concordia’s products and/or services, the sales and/or demand for Concordia’s products, the expansion into new indications for Concordia’s existing and/or future products, market opportunities for Concordia’s products and other factors. Often, but not always, forward-looking statements and forward-looking information can be identified by the use of words such as “plans”, “is expected”, “expects”, “scheduled”, “intends”, “contemplates”, “anticipates”, “believes”, “proposes” or variations (including negative and grammatical variations) of such words and phrases, or state that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved. Such statements are based on the current expectations of Concordia’s management, and are based on assumptions and subject to risks and uncertainties. Although Concordia’s management believes that the assumptions underlying these statements are reasonable, they may prove to be incorrect. The forward-looking events and circumstances discussed in this press release may not occur by certain specified dates or at all and could differ materially as a result of known and unknown risk factors and uncertainties affecting Concordia, including risks relating to Concordia’s securities, organic growth (including, without limitation, the inability to grow organically), product launches (including, without limitation, unsuccessful product launches), the inability to launch products, increased indebtedness and leverage, the inability to repay debt and/or satisfy future obligations (including, without limitation, earn out obligations), the inability to deploy the deferred earn-out payment, risks associated with Concordia’s outstanding debt, risks associated with the geographic markets in which Concordia operates and/or distributes its products, risks associated with the use of Concordia’s products, the pharmaceutical industry and the regulation thereof, regulatory investigations, the failure to comply with applicable laws, risks relating to distribution arrangements, possible failure to realize the anticipated benefits of acquisitions and/or product launches, risks associated with the integration of assets and businesses into Concordia’s business, the failure to obtain regulatory approvals, economic factors, market conditions, risks associated with the acquisition and/or launch of pharmaceutical products, the equity and debt markets generally, risks associated with growth and competition, general economic and stock market conditions, risks and uncertainties detailed from time to time in Concordia’s filings with the Securities and Exchange Commission and the Canadian Securities Administrators and many other factors beyond the control of Concordia. Although Concordia has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements and forward-looking information, there may be other factors that cause actions, events or results to differ from those anticipated, estimated or intended. No forward-looking statement or forward-looking information can be guaranteed. Except as required by applicable securities laws, forward-looking statements and forward-looking information speak only as of the date on which they are made and Concordia undertakes no obligation to publicly update or revise any forward-looking statement or forward-looking information, whether as a result of new information, future events, or otherwise.

1: In this press release ‘Cinven’ means, depending on the context, any of or collectively, Cinven Group Limited, Cinven Partners LLP, Cinven (LuxCo1) S.A., Cinven Capital Management (V) General Partner Limited and their respective Associates (as defined in the Companies Act 2006) and/or funds managed or advised by the group.

For more information please contact:

Adam Peeler

Concordia Healthcare Corp.

905-842-5150

apeeler@concordiarx.com